                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                    SDL, INC.
                         ------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   784076 10 1
                         ------------------------------
                                 (CUSIP Number)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                                Page 1 of 5 Pages


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-------------------                                            -----------------
CUSIP NO. 784076101                     13G                    PAGE 2 OF 5 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Donald R. Scifres
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                        (b)  [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY
-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
     NUMBER OF                 1,793,181
      SHARES           --------------------------------------------------------
    BENEFICIALLY        6      SHARED VOTING POWER
      OWNED BY                 102,210
        EACH           --------------------------------------------------------
     REPORTING          7      SOLE DISPOSITIVE POWER
    PERSON WITH                1,793,181
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               102,210
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,895,391
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.2%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          IN
-------------------------------------------------------------------------------


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                                  SCHEDULE 13G
DONALD R. SCIFRES                                              PAGE 3 OF 5 PAGES

ITEM 1.

    (a)   Name of Issuer:  SDL, Inc.

    (b)   Address of Issuer's Principal Executive Offices:

          80 Rose Orchard Way
          San Jose, California 95134

ITEM 2.

    (a)   Name of Person Filing:

          Donald R. Scifres

    (b)   Address of Principal Business Officer or, if none, Residence:
          80 Rose Orchard Way
          San Jose, California 95134

    (c)   Citizenship:  U.S.A.

    (d)   Title of Class Securities:  Common Stock

    (e)   CUSIP Number:  784076 10 1

ITEM 3.

    Not applicable.

ITEM 4.   OWNERSHIP

    (a)   Amount Beneficially Owned:

          1,895,391 (including options exercisable within 60 days to acquire 564,608 shares (the "Options")), as of December 31, 1999. Also includes 24,400 shares held by the Palo Hill Foundation; 24,400 held by the Scifres Family 1999 Charitable Trust; 991,839 held by Donald R. and Carol D. Scifres Revocable Living Trust (collectively the "Trust Shares"); and 172,410 shares held by the children of Mr. Scifres (the "Children Shares"). Dr. Scifres disclaims beneficial ownership of 102,210 Children Shares (the "Adult Shares"), which shares are held by adult children of Dr. Scifres. This Schedule 13G shall not not be construed as an admission that Dr. Scifres is a beneficial owner of the Adult Shares.

    (b)   Percent of Class: 5.2%, as of December 31, 1999.

    (c)   Number of shares as to which such person has:

                                  SCHEDULE 13G
DONALD R. SCIFRES                                              PAGE 4 OF 5 PAGES

        (i)    sole power to vote or to direct the vote:

               1,793,181 shares (comprised of the Options, Trust Shares and Children Shares, excluding the Adult Shares). Dr. Scifres disclaims beneficial ownership of the Adult Shares.

        (ii)   shared power to vote or to direct the vote:

               102,210 shares (comprised of the Adult Shares). Dr. Scifres may be deemed to share voting power over the Adult Shares with the children who own such shares. Dr. Scifres disclaims beneficial ownership of the Adult Shares.

        (iii)  sole power to dispose or to direct the disposition of:

               1,793,181 shares (comprised of the Options, Trust Shares and Children Shares, excluding the Adult Shares). Dr. Scifres disclaims beneficial ownership of the Adult Shares.

        (iv)   shared power to dispose or to direct the disposition of:

               102,210 shares (comprised of the Adult Shares). Dr. Scifres may be deemed to share dispository power over the Adult Shares with the children who own such shares. Dr. Scifres disclaims beneficial ownership of the Adult Shares.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

ITEM 6.   Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not Applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP

    Not applicable.

ITEM 10.  CERTIFICATION

    Not applicable.

                                  SCHEDULE 13G
DONALD R. SCIFRES                                              PAGE 5 OF 5 PAGES


                                    SIGNATURE

        After reasonable inquire and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Date:  February 11, 2000


                                            /s/ Donald R. Scifres
                                            ---------------------
                                            Donald R. Scifres



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